EXHIBIT 99.4
Amendment No. 2
to
Ultralife Batteries, Inc.
Amended and Restated 2004 Long-Term Incentive Plan
The definition of “Fair Market Value” as set forth in Section 3(o) of the Ultralife Batteries, Inc. Amended and Restated 2004 Long-Term Incentive Plan is hereby amended in its entirety to read as follows:
     Section 3. Definitions.
(o)	“Fair Market Value” shall mean for any day (i) if the Corporation is a registrant under Section 12 of the Exchange Act, the volume weighted average price (“VWAP”) of the Stock in the over-the-counter market, as determined in accordance with the trading rules of the National Association of Securities Dealers Automated Quotation System or, if the Stock is listed or admitted to trading on any national securities exchange, the VWAP as determined in accordance with the trading rules on such exchange or, (ii) if the Corporation is not a registrant under Section 12 of the Exchange Act, the price of the Stock will be determined by the Board on the date of grant but will not be less than the par value of such Stock.
All of the other provisions of the Ultralife Batteries, Inc. Amended and Restated 2004 Long-Term Incentive Plan shall remain in full force and effect.
IN WITNESS WHEREOF, this Amendment No. 2 has been approved by the Board of Directors of Ultralife Batteries, Inc. on the 7th day of September, 2007.

/s/ Peter F. Comerford
Peter F. Comerford
Vice President of Administration and General Counsel